Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Safeguard Scientifics, Inc.:

We consent to the incorporation by reference in the registration statements (No. 2-72362, 33-48462, and 333-69246) on Form S-8 of Safeguard Scientifics, Inc. of our report dated May 25, 2004, with respect to the statements of net assets available for plan benefits of the Safeguard Scientifics, Inc. Retirement Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2003, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Safeguard Scientifics, Inc. Retirement Plan.

KPMG LLP

June 21, 2004